Mail Stop 3561

                                                           September 5, 2018

Via E-mail
Weihao Xu
Chief Financial Officer
111, Inc.
3-4/F, No. 295 ZuChongZhi Road,
Pudong New Area
Shanghai, 201203
The People's Republic of China

       Re:     111, Inc.
               Amendment No. 1 to Registration Statement on Form F-1 Filed August 29, 2018
               File No. 333-226849

Dear Mr. Xu:

        We have reviewed your amended registration statement and have the following comment.
In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your disclosure that certain existing shareholders have indicated an interest to purchase up to 1,333,333 ADSs in the offering. We also note your disclosure that such shareholders may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing shareholders, please disclose whether there is a ceiling on the amount that may be purchased by existing shareholders and quantify any ceiling. If not, please disclose the potential material impact on the public investors.
 Weihao Xu
111, Inc.
September 5, 2018
Page 2

      You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at
(202) 551-
3713 with any questions.


                                                        Sincerely,

                                                        /s/ Brigitte Lippmann
(for)

                                                        John Reynolds
                                                        Assistant Director
                                                        Office of Beverages,
Apparel, and
                                                        Mining


cc:    Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP